Exhibit 23.3

Consent of Independent Registered Chartered Accountants

We consent to the use in this Registration Statement on Form SB-2 of our report dated November 7, 2005, relating to the schedule of revenues, royalties and operating costs corresponding to the 14% interest in the Palmar Largo joint venture for the eight-month period ended August 31, 2005, appearing in the Prospectus, which is part of this Registration Statement.

We further consent to the use of our report dated November 7, 2005, relating to the schedule of revenues, royalties and operating costs corresponding to the 14% interest in the Palmar Largo joint venture for each of the years ended December 31, 2004 and 2003, appearing in such Prospectus.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

Deloitte & Co. S.R.L.

/s/ Ricardo C. Ruiz
Ricardo C. Ruiz
Partner

Buenos Aires, Argentina
March 10, 2006